Exhibit 99.1

PRESS RELEASE

For immediate release

NMG Issues Updated Feasibility Study for its Integrated Phase-2 Ore-to-Active-Anode-Material Operations: the Matawinie Mine and the Bécancour Battery Material Plant

+	Updated Feasibility Study covering NMG’s Phase-2 Matawinie Mine and the Bécancour Battery Material Plant for an integrated production of natural graphite and active anode material within a 150-km radius of Montréal, Québec, Canada.

+	Integrated production model refined and updated in light of technological development, project optimizations, engineering advancement, and updated economic factors.

+	Significant derisking with the adoption of the prevalent purification technology, aligned with established commercial operations worldwide.

+	Updated Feasibility Study indicates an after-tax IRR of 17.5% and NPV of US$1,053 million with revenue reflective of third-party market projection of NMG’s offtakes with Panasonic and GM, and for the balance of production.

+	Results confirm NMG’s Phase-2 technical and economic viability, enabling the Company to enter its project financing stage with a view to FID.

+	Updated Feasibility Study to be presented to targeted lenders, Anchor Customers and institutional equity investors to advance and formalize the project financing and reach FID.

+	Upon a positive FID, NMG’s Phase 2 Matawinie Mine and Bécancour Battery Material Plant could be built and enter commercial production within less than three years.

MONTRÉAL, CANADA, March 25, 2025 – Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSX: NOU) issues the results of the Updated Technical Feasibility Study Report for the Matawinie Mine and Bécancour Battery Material Plant Integrated Graphite Projects (the “Updated Feasibility Study”) carried out in accordance with the National Instrument 43-101 (“NI 43-101”). Conducted by BBA Inc. and various specialized consultants, the Updated Feasibility Study pulled from NMG’s 2022 Feasibility Study and updated key parameters in light of technological development, project optimizations, engineering advancement, and updated economic factors.

NMG’s integrated production model, covering the full value chain from mining to advanced processing, is designed to cater to the North American electric vehicle (“EV”) and energy storage market with a turnkey, local source of natural graphite active anode material. NMG has signed offtake agreements with Panasonic Energy Co., Ltd. (“Panasonic Energy”), a wholly owned subsidiary of Panasonic Holdings Corporation (“Panasonic”) (TYO: 6752), and General Motors Holdings LLC, a wholly owned subsidiary of General Motors Co. (collectively, “GM”) (NYSE: GM), (together, NMG’s “Anchor Customers”) covering more than 80% of the Company’s planned Phase-2 production of active anode material.

Results of the Updated Feasibility Study indicate that NMG’s Phase 2 is technically feasible as well as economically viable. Upon a positive final investment decision (“FID”), the Matawinie Mine and Bécancour Battery Material Plant could be built and enter commercial production within less than three years. Considering that its project financing, nearly 100% of its revenue, a significant amount of its capital expenditures and interest expenses are expected to be denominated in U.S. dollars, the Company has aligned the Updated Feasibility Study financial metrics with this currency, enabling a better representation of the underlying economic realities of the cash flows associated with this integrated project and the associated capital structure.

Arne H Frandsen, Chair of NMG, said: “The underlying driver for NMG’s ore-to-battery-material business is undeniable. While inflation, geopolitics, and trade dynamics create turbulences, we are focused on delivering on our mission to responsibly produce carbon-neutral advanced graphite materials to power the energy transition. Today’s results demonstrate the attractive operation that we have engineered within a stable jurisdiction and underpinned by high ESG principles to help North American manufacturers secure and reshore their supply chain.”

Eric Desaulniers, Founder, President, and CEO of NMG, declared: “We have been hard at work over the past months to examine, challenge, and refine every component of our future operations. The input of our Anchor Customers coupled with advanced precision through engineering, equipment specifications, procurement, and construction planning have enabled us to optimize our projected Phase-2 commercial production. We are confident that our plans will deliver a performing and competitive operation, supplying highly specialized products to our Anchor Customers. I am eager to present the results to our financial partners in view of FID.”

Integrated Production, From Ore to Battery Materials

Leveraging the Matawinie Mine production as feedstock for the Bécancour Battery Material Plant, NMG has developed an integrated material flowsheet to maximize the production of high-value active anode material destined to the battery market segments. Hence, the two facilities are set to operate in tandem to maximize operational efficiencies and margins along the value chain.

Table 1: Economic Highlights of NMG’s Integrated Phase-2 Graphite Operations

ECONOMIC HIGHLIGHTS	Matawinie Mine	Bécancour Battery Material Plant	INTEGRATED NMG MODEL
Pre-tax NPV (8% discount rate)	US$402M	US$926M	US$1,328M
After-tax NPV (8 % discount rate)	US$252M	US$801M	US$1,053M
Pre-tax IRR	17.7%	17.1%	17.3%
After-tax IRR	16.0%	18.0%	17.5%
Pre-tax payback	5.5 years	6.0 years	5.8 years
After-tax payback	5.2 years	5.0 years	5.0 years
Initial CAPEX	US$415M	US$911M	US$1,326M
Annual OPEX	US$44M	US$124M	US$168M

Costs reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations The after-tax IRR exceeds the pre-tax IRR, driven by the favorable impact of eligible tax credits, such as the Canadian Clean Technology Manufacturing Investment Tax Credit, Zero-Emission Technology Manufacturing (ZETM) tax measures, provincial tax holidays for large investment projects and other available incentives.

Both greenfield projects, the Matawinie Mine and Bécancour Battery Material Plan were costed using test work results, Phase-1 operations, supplier quotations and consultants’ in-house databases. NMG and its consulting firms have refined design, engineering, and construction parameters to enable cost optimization. Furthermore, reserved blocks of Québec’s affordable clean hydropower underpins the Company’s operations, economics structure and carbon-neutrality commitment.

NMG’s integrated business model, with a secured feedstock, close-by operations at the western market’s doorstep and operational flexibility to adapt production based on demand, represents a stable and cost-effective structure in today’s everchanging macroeconomics.

The Company’s advanced processing capacities at the future Phase-2 Bécancour Battery Material Plant enable tailored production to unique customer specifications. The majority of the future Matawinie Mine production is set to be refined into active anode material, while a portion of jumbo and large high-purity flake graphite is set to be directed to specialty markets, with some flexibility in the allocation of volumes.

The Updated Feasibility Study incorporates NMG’s supply agreements with Panasonic Energy, GM and Traxys, as well as market studies by Benchmark Mineral Intelligence, a recognized, regulated and independent price reporting agency. NMG’s previously announced offtake agreements, which are subject to completion of conditions precedent and the project-related agreements, with its Anchor Customers provide visibility, pricing confidence, and reduced commercialization costs.

Table 2: Commercialization Plans for NMG’s Integrated Phase-2 Production

Products	Volume[1]	Average Price
Flake graphite	14,720 tpa	US$1,469/tonne
Active anode material	44,100 tpa	US$9,346/tonne (Y1 to Y7) US$10,402/tonne (Y8 to Y25) US$10,106/tonne (LOM average)
Micronized by-products	43,334 tpa	US$400/tonne

1       Volumes reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations.

Matawinie Mine

The Matawinie Mine remains largely the same as reflected in NMG’s previous technical report. The Updated Feasibility Study considers revised key parameters and costs, leveraging advancement in the project since the 2022 report, namely through detailed engineering, preparatory work at the site, key contracts awarded and/or negotiated, procurement planning, construction preparation, as well as optimization of operations between the two Phase-2 facilities.

Rendering of the Phase-2 Matawinie Mine set to produce ~106,000 tpa of flake graphite.

The Matawinie graphite property, in which the Company owns a 100% interest, is located approximately 120 km as the crow flies north of Montréal, Québec, Canada, in Saint-Michel-des-Saints. The Tony Claim Block, part of the property, is composed of 159 exclusive exploration rights totaling 8,266 hectares. Since the deposit discovery, a comprehensive exploration program identified crystalline flake graphite mineralization, ultimately leading to the definition of Mineral Resources and Mineral Reserves (as presented below).

The Mineral Resources for the West Zone of the mining property is based on a total of 8,274 assay intervals collected from 27,888 m of core drilling and three surface trenches providing 207 channel samples. Proper quality control measures, including the insertion of duplicate, blank, and standard samples, were used throughout the exploration programs and returned within acceptable limits.

Table 3: Current Pit-Constrained Mineral Resource Estimate for the West Zone

	Current Resources (March 25, 2025)[5,6,7]
Mineral Resources Category[1,2]	Tonnage (Mt)	C(g) Grade (%)[3]	Contained Graphite (Mt)
Measured	28.5	4.28	1.22
Indicated	101.8	4.26	4.33
Measured + Indicated	130.3	4.26	5.55
Inferred[4]	23.0	4.28	0.98

1	The Mineral Resources provided in this table were estimated by Yann Camus P.Eng., Qualified Person of SGS Geological Services, using current Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines.
2	Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred and Indicated Mineral Resources to Measured Mineral Resources. There is no certainty that any part of a Mineral Resource will ever be converted into Reserves.
3	All analyses used for the Resource Estimates were performed by ALS Minerals Laboratories and delivered as % C(g), internal analytical code C-IR18.
4	Inferred Mineral Resources represent material that is considered too speculative to be included in economic evaluations. Additional trenching and/or drilling will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher Resource category.
5	Current Resources effective March 25, 2025.
6	Mineral Resources are stated at a cut-off grade of 1.78% C(g).
7	Quality control standards used for these Mineral Resources returned within acceptable limits, no significant bias was found.

Table 4: Matawinie Mineral Reserve Estimate for the West Zone

Category	Tonnage (Mt)	C(g) Grade (%)	Contained Graphite (Mt)
Proven	17.3	4.16	0.7
Probable	44.3	4.26	1.9
Proven & Probable	61.7	4.23	2.6

1	The Qualified Person for the Mineral Reserve Estimate is Jeffrey Cassoff, P.Eng., of BBA Inc.
2	The effective date of the estimate is March 25, 2025.
3	Mineral Reserves were estimated using a graphite concentrate selling price of US$1,334/t, and consider a 2% royalty, and selling costs of US$34.23/t. An average grade of 97% C(t) was considered for the graphite concentrate.
4	A metallurgical recovery of 93% was used.
5	A cut-off grade of 2.20% C(g) was used.
6	The strip ratio for the open pit is 1.16 to 1.
7	The Mineral Reserves are inclusive of mining dilution and ore loss.
8	The reference point for the Mineral Reserves is the primary crusher.
9	Totals may not add due to rounding.

The future Matawinie Mine site is easily accessible via the dedicated access road that NMG built to connect to the local highway and is close to key infrastructure, including paved roads and high-voltage power lines, and the regional community, which provides a pool of workers and contractors. The project is in proximity to the Montréal metropolitan area, which also has skilled labor and many key suppliers.

Since 2015, multiple metallurgical process development and optimization programs have been carried out on samples from the Matawinie graphite mineralization zones. The programs focused on the development of a flowsheet that maximizes concentrate grade and recovery, while minimizing flake degradation. NMG has been operating the Phase-1 Matawinie Demonstration Plant since 2018 to help de-risking the process and produce graphite concentrate samples for customer evaluation and processing technological development. All components incorporated in the Matawinie Mine process are mature technologies.

With a 25-year life of mine (“LOM”), the Matawinie Mine will leverage the West Zone deposit for a nominal production of 105,882 tonnes per annum (“tpa”) of graphite concentrate. The deposit will be mined using conventional open-pit mining methods consisting of drilling, blasting, loading, and hauling. To maximize the NPV, mining phases have been designed and incorporated into the mining plan to defer waste rock stripping and provide a balanced blended feed grade for the on-site concentrator over the LOM. Through crushing, milling, flotation, cleaning, and drying, the ore will be concentrated to attain 97.5% C(t).

Tailings produced at the concentrator will be segregated after the desulphurization circuit into low-sulphur content of non-acid generating (“NAG”) tailings and a sulphide concentrate of potentially-acid generating (“PAG”) tailings. Both NAG and PAG will be filtered to reduce water content and then co-disposed with waste rock into deposition cells on a lined platform. The co-deposition storage facility will be located at surface and as of Year 7, tailings and waste rocks will also be placed in the mined-out areas of the open pit. The deposit will be mined from south to north to ensure adequate space is available for in-pit backfilling.

Table 5: Operational and Economic Highlights of the Matawinie Mine

Parameters
LOM	25 years
Nominal annual processing rate	2.56 M tonnes
Stripping ratio (LOM)	1.16:1
Average grade (LOM)	4.23% C(g)
Average mill recovery	93%
Nominal annual graphite concentrate production	105,882 tonnes
Finished product purity	97.5% C(t)
CAPEX	US$415M
Annual OPEX	US$44M
OPEX cost per tonne of graphite concentrate	US$419/tonne

Costs reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations.

A ministerial decree authorizing the Matawinie Mine (Decree # 47-2021) was granted by the Québec Government and all permits and authorizations pertaining to exploration, geotechnical, hydrogeological, and early preparatory works to date have been obtained.

Early works at the Matawinie Mine have included thus far tree clearing, construction of the nearly 8-km access road, preparation of the industrial pad, and civil works for environmental infrastructure. The site is considered concrete-ready for the start of construction upon a positive FID, with a number of key contracts having been awarded, including process equipment, the dedicated powerline and the electrical substation.

Aerial view of the Matawinie Mine site in September 2024.

Bécancour Battery Material Plant

The Phase-2 Bécancour Battery Material Plant is planned as a comprehensive advanced processing platform set to receive Matawinie graphite concentrate production for refining and commercial distribution. Plans for this facility have been substantially revised using inputs from NMG’s Phase-1 operations, technology development, and engineering.

Approximately 150 km northeast of Montréal on the Saint Lawrence River, in the heart of Québec’s “battery valley”, NMG’s Bécancour site is located adjacent to its Phase-1 purification plant, within an established industrial park. The site provides robust local infrastructure with a direct supply of chemicals from nearby producers, affordable hydroelectricity, multimodal logistics (international deep-sea port, railway, and expressway) and a regional pool of skilled workforce.

Rendering of the Phase-2 Bécancour Battery Material Plant, in the heart of the Bécancour industrial park set to produce ~44,000 tpa of active anode material.

The future Bécancour Battery Material Plant will regroup shaping, purification and coating capacities to produce battery-grade active anode material.

The shaping process, essentially a mechanical transformation, reduces the flake size (micronization) and rounds graphite material (spheronization) to increase the density of the spherical graphite for battery use. At its Phase-1 facility, NMG has already assimilated and refined this process, and tested different equipment to inform the engineering of the Phase-2 plant. Shaping generates a micronized graphite by-product to be sold.

Purification removes impurities from the spheronized graphite to bring the product to ≥99.90% carbon content. Following testing at its Phase-1 Purification Plant plus third-party sites, trade-off analyses and process optimization, NMG has selected the prevalent chemical purification technology for its future Phase-2 Bécancour Battery Material Plant. Commercial operations worldwide have demonstrated the performance and efficiency of this technology in line with battery manufacturers’ requirements; thus, reducing the technological risks for the project. Continued optimization of the process to refine environmental performance, operational, and financial parameters along with sample production are being carried out at partnering facilities to support detailed engineering and commercialization efforts.

The coating aims at enhancing the electrochemical performance of active anode material in lithium-ion batteries. To establish the proper technology, precursor type and process parameters, NMG performed different studies and tests at its Phase-1 facility, in independent laboratories and at suppliers’ test facilities. Most technologies selected are being widely used in the industry, further reducing technological risks.

Table 6: Operational and Economic Highlights of the Bécancour Battery Material Plant

Parameters
Annual active anode material production	44,100 tonnes
Finished product purity	≥99.90% C(t)
CAPEX	US$911M
Annual OPEX	US$124M
OPEX cost per tonne of active anode material	US$2,810/tonne
Annual micronized graphite by-product production	43,334 tpa

Costs reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations.

In preparation for the launch of construction, preliminary works – tree clearing, on-site road construction, site grading – were carried out in 2024.

Responsible Production & ESG

In line with its environmental, social and governance (“ESG”) practices, NMG plans to build and operate an integrated production that promotes stewardship throughout its value chain. The Company strives to prevent and limit potential impacts through the introduction of responsible practices including co-disposal dry stacking of tailings, progressive reclamation of the Matawinie site, strategy for the electrification of its operations, water recycling, greenhouse gas reduction measures, and active stakeholder engagement at every stage of project development. NMG has signed a collaboration and benefit-sharing agreement with the Municipality of Saint-Michel-des-Saints as well as an impact and benefit agreement with the Atikamekw First Nation of Manawan.

NMG is committed to pursuing its efforts to improve its practices, technologies, products, and procurement as it advances the detailed engineering, construction, commissioning, and launch of commercial production. The Company strives to maximize opportunities for Indigenous and local workers, contractors, and communities throughout the project execution.

Next Steps and Quality Assurance

The confirmation of NMG’s Phase-2 viability through the Updated Feasibility Study enables the Company to enter its project financing stage with a view to reach FID.

There is no certainty that the economic forecasts on which the Updated Feasibility Study is based will be realized. There are a number of risks and uncertainties identifiable to any new project and usually cover the mineralization, process, financial, environment and permitting aspects. Following an analysis of the major risks to the projects, a P50 management risk reserve of US$122M is recommended. This reserve is not included in the capital cost estimate but is within the range of the financial sensitivity analysis of the capital cost. The top risks are: 1) The optimization of the water treatment process technology; 2) The efficient integration of key Asian suppliers into the project detailed engineering and construction; and 3) The qualification by the customers of the product from the Matawinie Mine and the Bécancour Battery Material Plant.

A sensitivity analysis reveals that the viability of the Projects will not be significantly vulnerable to variations in capital and operating costs within the margins of error associated with the Updated Feasibility Study estimates. However, the viability of the Projects remains more vulnerable to the USD/CAD exchange rate and the larger uncertainty in future market prices.

Scientific and technical information presented in this press release was reviewed and approved by André Allaire, P.Eng. (BBA), Yann Camus, P.Eng. (SGS Geological Services) and Jeffrey Cassoff, P.Eng. (BBA), Qualified Persons as defined under NI 43-101.

The Updated Feasibility Study will be filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on the Company's website at www.NMG.com within 45 days of this press release. Readers are encouraged to read the Study in its entirety, including all qualifications, assumptions and exclusions that relate to the details summarized in this press release. The Study is intended to be read as a whole, and sections should not be read or relied upon out of context.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral active anode material to power EV and renewable energy storage systems. The Company is developing a fully integrated ore-to-battery-material source of graphite-based active anode material in Québec, Canada. With recognized ESG standards and structuring partnerships with anchor customers, NMG is set to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, providing advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

Contact MEDIA	INVESTORS
Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

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Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future financial or operating events or future performance of the Company, and reflecting management’s expectations and assumptions regarding the Company’s growth, results, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “aim”, “anticipate”, “aspire”, “attempt”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “mission”, “plan”, “potential”, “predict”, “progress”, “outlook”, “schedule”, “should”, “study”, “target”, “will”, “would” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, forward-looking statements include, but are not limited to, the Company’s ability to develop a fully integrated ore-to-battery-material source of graphite-based active anode material in the Province of Québec, to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, to build the Matawinie Mine and Bécancour Battery Material Plant and enter commercial production within the timeline, to provide high-performing and reliable advanced materials while promoting sustainability and supply chain traceability, to maximize opportunities for Indigenous and local workers, contractors, and communities throughout the project execution, to maximize the production of active anode material destined to the battery market segments, and to position its integrated graphite operation in capital markets, the Company’s future role in supporting North America’s efforts to reshore critical mineral production, reducing dependency on foreign supply chains and strengthening the continent’s energy transition, the expected results of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives. Additionally, the forward-looking statements include, but are not limited to, the Company’s future results, the intended construction and commissioning timeline of the Matawinie Mine Project and the Bécancour Battery Material Plant Project, the possibility that the powerline may or may not be operational in due time for the Matawinie Mine Project commissioning phase, the economic performance and product development efforts, as well as the Company’s expected achievement of milestones, including the ability to obtain sufficient financing for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project on favorable terms for the Company, including the completion of the FID, the Company’s development activities and production plans. Further, these forward-looking statements include the Company’s ability to achieve its environmental, social, and governance (“ESG”) initiatives, the execution of agreements with First Nations, communities and key stakeholders on favorable terms for the Company, the Company’s ability to establish a local, carbon-neutral, and traceable turnkey supply of graphite-based advanced materials for the Western World, the Company’s electrification strategy and its intended results, market trends, the consumer demand for components in lithium-ion batteries for electric vehicles and energy storage solutions, the Company’s competitive advantages, macroeconomic conditions, the impact of applicable laws and regulations, and any information as to future plans and outlook for the Company are or involve forward-looking statements.

Forward-looking statements are based on estimates and assumptions that, while considered reasonable by the Company at the time of such statements, are inherently subject to significant business, economic, and competitive uncertainties and contingencies. These estimates and assumptions are not guarantees of future performance and may prove incorrect. These statements rely on various factors, including current technological trends, the Company’s business relationships, access to sufficient financing for the Matawinie Mine and the Bécancour Battery Material Plant, demand for lithium-ion battery components, safe and effective operations, timely delivery and installation of production equipment at estimated prices, assumed graphite concentrate sale prices, the accuracy of Mineral Resource estimates, future exchange and interest rates, political and regulatory stability, commodity prices and production costs, the receipt of necessary approvals, licenses, and permits on favorable terms, sustained labor stability, financial and capital market conditions, availability of critical supplies and equipment, tax assumptions, CAPEX and OPEX estimates, economic and operational projections, local infrastructure, and overall business prospects. Forward-looking statements are also subject to risks, uncertainties, and other factors that may cause actual results to differ materially, including the outcome of development, engineering, and planning activities, market conditions, competition, pricing pressures, risks inherent to mining exploration and development, the commercial viability of the Company’s technology, project timelines, business continuity challenges, geopolitical instability, and other industry risks. Additionally, there can be no assurance that the conditions precedent of offtake agreements, product qualification requirements, and commercial operations will be met, nor that the Company will fulfill the expectations of financing partners and certifying bodies.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 27, 2024, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that may cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Market and industry data presented throughout this press release was obtained from third-party sources and industry reports, publications, websites and other publicly available information, as well as industry and other data prepared by the Company or on the behalf of the Company on the basis of the Company’s knowledge of the markets in which the Company operates, including information provided by suppliers, partners, customers and other industry participants.

The Company believes that the market and economic data presented throughout this press release is accurate as of the date of publication and, with respect to data prepared by the Company or on behalf of the Company, that estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this press release are not guaranteed and the Company does not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Company believes it to be reliable as of the date of publication, the Company has not independently verified any of the data from third-party sources referred to in this press release, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey.

Disclosure regarding Mineral Reserve and Mineral Resource estimates included in this press release were prepared in accordance with NI 43-101 and applicable mining terms are as defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council, as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates included in this press release have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to U.S. companies. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC reporting and disclosure requirements.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.